FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

1. English Translation of Financial Data from the Consolidated Financial Statements Attributable to the Company's shareholders.

2. Registrant's Form 126 filed with the Israeli Securities Authority on March 11, 2013.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 11, 2013

3

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
Consolidated Financial Statements
Attributable to the Company's shareholders

As of

December 31, 2012

US dollars in thousands

Contents
Page

Special Auditors' Review Report in accordance with regulation 9(C)	2-3

Data from the consolidated financial statements on the Financial Position Attributable to the Company	4-5

Data from the consolidated financial statements on the Income Attributable to the Company	6

Data from the consolidated financial statements on the Comprehensive Income Attributable to the Company	7

Data from the consolidated financial statements on the Cash Flows Attributable to the Company	8-9

Additional Information	10-16

To:
The shareholders of Elron Electronic Industries ltd.
The triangle building
42nd floor
3 Azrieli center
Tel-aviv

Re:	Special Auditor's Report on the Separate Financial Information in accordance with Regulation 9C to the Securities Regulations (Periodic Immediate and Reports), 1970

We have reviewed the separate financial information presented in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of December 31, 2012 and 2011 and for each of the three years the latest of which ended on December 31, 2012. The Company's board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We did not audit the separate financial information taken from the financial statements of investees, whose assets less attributable liabilities, net total approximately $ 41.2 million and $ 36.3 million as of December 31, 2012 and 2011, respectively, and the Company's share of their earnings amounted to approximately $ 3.2 million, $ 1.5 million and $ 3.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 7 to the separate financial information regarding the restatement of the financial statements for prior periods in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), "Financial Instruments", commencing January 1, 2012.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2013	A Member of Ernst & Young Global

Special Report Pursuant to Regulation 9(c)
Financial Data and Information from the Consolidated Financial Statements Attributable to
Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Consolidated Financial Statements as of December 31, 2012, and for the year then ended ("consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated financial statements.

Presentation of transactions which were eliminated in the consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's consolidated financial statements.
In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the  consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the consolidated financial statements.

Elron Electronic Industries Ltd.
Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2012	2011 (*)
	$ thousands

Current assets
Cash and cash equivalents	25,097	31,037
Other accounts receivable	2,757	5,194

	27,854	36,231

Assets held for sale	-	3,155

Non-current assets
Investments in subsidiaries and associates, net	193,296	188,572
Other investments measured at fair value	23,287	17,236
Property, plant and equipment, net	45	70
Other long-term receivables (Note 2)	183	5,394

	216,811	211,272

Total assets	244,665	250,658

*)	Retroactive adjustment, see Note 7 regarding adoption of new standards.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2012	2011 (*)
	$ thousands

Current liabilities
Trade payables	95	102
Other accounts payable (Notes 3, 10)	1,633	1,821

	1,728	1,923

Long-term liabilities
Loans from banks	4,000	-
Other long term liabilities (Note 5)	76,897	75,126

	80,897	75,126

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573
Share premium	190,709	190,378
Capital reserves	(9,868)	(8,470)
Accumulated deficit	(28,374)	(17,872)

Total equity	162,040	173,609

	244,665	250,658

*)	Retroactive adjustment, see Note 7 regarding adoption of new standards.

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the annual consolidated financial statements: March 10, 2013

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Income Attributable to the Company

	Year ended December 31,
	2012	2011 (*)	2010 (*)
	$ thousands

Income
Financial income	892	8,387	1,809

Expenses
General and administrative expenses	3,873	4,880	5,470
Financial expenses	3,455	454	6,671
Other expenses, net	159	5,390	1,191

	7,487	10,724	13,332

	(6,595)	(2,337)	(11,523)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net (Note 6)	10,006	31,458	46,636
Company’s share of income (loss) of subsidiaries and associates	946	(37,538)	31,220

Net income (loss) attributable to the Company's shareholders	4,357	(8,417)	66,333

*)	Retroactive adjustment, see Note 7 regarding adoption of new standards.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Comprehensive Loss Attributable to the Company

	Year ended December 31,
	2012	2011 (*)	2010 (*)
	$ thousands

Net income (loss) attributable to the Company's shareholders	4,357	(8,417)	66,333

Other comprehensive income (loss):

Gain (loss) from financial assets measured at fair value through other comprehensive income, net	(1,313)	(16,211)	3,865
Available-for-sale financial assets classified to the statement of income	-	910	-
Foreign currency translation differences for foreign operations	(51)	824	(591)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	80	(1,200)	-

Total other comprehensive income (loss) attributable to the Company	(1,284)	(15,677)	3,274

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	141	661	(514)

Total comprehensive income (loss) attributable to the Company's shareholders	3,214	(23,433)	69,093

*)	Retroactive adjustment, see Note 7 regarding adoption of new standards.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Year ended December 31,
	2012	2011 (*)	2010 (*)
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	4,357	(8,417)	66,333

Adjustments to reconcile net income (loss) to net cash provided by(used in) operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	(946)	37,538	(31,220)
Depreciation	26	32	52
Financial income, net	(203)	(721)	(1,006)
Stock based compensation	(38)	294	92
Accrued interest on loans from shareholders	-	-	742
Loss from impairment of investments and financial assets	-	5,846	3,189
Gain from sale of property and equipment	-	(3)	(7)
Gain from sale of investments in available for sale financial assets	-	(415)	-
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(10,006)	(31,458)	(46,636)
Change in fair value of financial assets measured at fair value, net	1,407	60	(216)
Other	(286)	(12)	(583)

	(10,046)	11,161	(75,593)

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(235)	(192)	672
Increase in long term receivables	(180)	(262)	(355)
Increase (decrease) in trade payables	(7)	(132)	78
Increase (decrease) in other accounts payable**	8,978	(1,575)	16,909
Increase (decrease) in other long term liabilities	1,771	(5,758)	4,843

	10,327	(7,919)	22,147

Cash paid and received during the year for:
Interest paid	(84)	-	(1,565)
Interest received	287	721	2,571

	203	721	1,006

Net cash provided by (used in) operating activities	4,841	(4,454)	13,893

*)	Retroactive adjustment, see Note 7 regarding adoption of new standards.
**)	See also note 3

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Year ended December 31,
	2012	2011 (*)	2010 (*)
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(6)	(4)	(4)
Investment in associates and subsidiaries	(13,630)	(22,651)	(16,110)
Proceeds from sale of property and equipment	5	26	51
Proceeds from sale of investments in associates and subsidiaries	7,341	19,355	17,564
Proceeds from sale of financial assets measured at fair value	1,748	1,301	-
Loans to subsidiary	-	(3,250)	(6,000)
Repayment of loans by subsidiaries	4,622	-	17,500

Net cash provided by (used in) investment activities	80	(5,223)	13,001

Cash flows from financing activities
Purchase of shares of investee company	(192)	-	-
Dividend paid to the Company's shareholders	(15,000)	-	-
Receipt of long-term loans from banks	5,000	-	-
Repayment of loans from banks	(1,000)	-	(30,000)
Repayment of long-term loans from shareholders	-	-	(16,279)
Proceeds from exercise of options	331	-	50
Award paid to CEO by controlling shareholders	-	-	134

Net cash used in financing activities	(10,861)	-	(46,095)

Decrease in cash and cash equivalents	(5,940)	(9,677)	(19,201)

Cash and cash equivalents as of beginning of the year	31,037	40,714	59,915

Cash and cash equivalents as of end of the year	25,097	31,037	40,714

*)	Retroactive adjustment, see Note 7 regarding adoption of new standards.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

1.	General

The accompanying condensed separate financial data as of December 31, 2012 and for the twelve months then ended, have been prepared in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Reports), 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2012 and accompanying notes.

2.	Long term receivables

For further details concerning loan granted to RDC Rafael Development Corporation Ltd. ("RDC") and the prepayment of the loan in the second quarter of 2012, see Note 3.C.2.a) to the consolidated financial statements.

3.	Dividend Distributed by RDC

On August 16, 2010, RDC distributed a dividend in the aggregate amount of $30,000 to its shareholders. The share of DEP Technology Holdings Ltd. (a corporate company, wholly owned by Elron, which holds 50.1% of RDC) ("DEP") in such dividend is approximately $15,000. This amount was advanced to Elron against an increase in inter-company balance and is presented under line item other accounts payable.

On December 31, 2011, DEP distributed a dividend to Elron in the amount of approximately $16,598, against a debt balance, which mostly resulted from the dividend distributed by RDC and accepted in Elron, subsequent to the sale of Medingo.

In June 2012, RDC distributed a cash dividend in the aggregate amount of approximately $17,800. Elron's share in such dividend, through DEP, amounted to approximately $8,900.

On November 27, 2012, DEP distributed an additional dividend to Elron in the amount of approximately $9,128, against an outstanding balance, which mostly resulted from the dividend distributed by RDC and received by Elron, subsequent to the receipt of the additional consideration from the Medingo transaction. This amount was advanced to Elron against an increase in inter-company balance and is presented under line item other accounts payable. For additional details see Note 3.C.2.a) to the consolidated financial statements.

4.	Dividend Distribution

On June 25, 2012, the Company declared a dividend in the amount of $15,000 (approximately $0.51 per share). In July 2012, the dividend was paid to the Company's shareholders.

5.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes.
For information about the dividends distributed by Elbit to Elron in December 2011 and December 2010, see Note 3.B.2 to the consolidated financial statements.

6.	Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net

Since prior to the liquidation of Starling Advanced Communication Ltd. ("Starling"), as described in Note 3.C.2.c) to the consolidated financial statements, the balance of the Company's investment in Starling in these separate financial data amounted to a negative sum of approximately $2,300, the Company recorded a gain of approximately $2,300 upon Starling's liquidation. This gain was presented under line item gain from disposal and revaluation of investee companies and changes in holdings, net.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

7.	Retroactive adjustment

As described in Note 2.A.4 to the consolidated financial statements, the Company has elected to restate its financial statements as of December 31, 2011 and for each of the years ended December 31, 2011 and December 31, 2010, in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), as if it had always been applied.

The effects of the early adoption of IFRS 9 on the accompanying separate financial data are identical to the effects of the early adoption of IFRS 9 on the consolidated financial statements, except for:

In the statements of financial position:

	As previously reported	Effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands
As of December 31, 2011:

Investments in subsidiaries and associates, net	188,336	236	188,572

In the statements of comprehensive income:

	As previously reported	Effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands
Year ended December 31, 2011 :

Other comprehensive income attributable to the Company's subsidiaries and associates	405	256	661
Total comprehensive income (loss) attributable to the Company's shareholders	(23,689)	256	(23,433)

Year ended December 31, 2010 :

Other comprehensive loss attributable to the Company's subsidiaries and associates	(507)	(7)	(514)
Total comprehensive income (loss) attributable to the Company's shareholders	69,100	(7)	69,093

The change in accounting policy resulting from the early adoption of IFRS 9 did not affect the carrying value of the loan the Company granted to RDC (described in Note 2 above). Prior to the adoption of IFRS 9, this loan was classified under "loans and accounts receivable" in accordance with IAS 39, and subsequent to the adoption of IFRS 9, this loan is classified as financial assets measured at amortized cost. As of December 31, 2012, the entire loan was repaid. See also Note 2 above.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

8.	Cash and Cash equivalents attributed to the Company (excluding amounts attributed to subsidiaries and associates)

	December 31
	2012	2011
	$ thousands

In U.S. dollar	24,567	29,189
In NIS	530	1,848

	25,097	31,037

9.	Disclosure for financial assets attributed to the Company (excluding amounts attributed to subsidiaries and associates)

Following are the expected maturity profile of financial assets according to their contractual terms in non-capitalized amounts (including an estimate of interest to be received):

December 31, 2012

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
	$ thousands
Financial assets measured at amortized cost:
Deposits and receivables	2,218	-	-	-	-	-	183	2,401

Financial assets measured at fair value through profit or loss:
Shares	-	-	-	-	-	-	22,037	22,037

Financial assets measured at fair value through other comprehensive income:
Shares	-	-	-	-	-	-	1,250	1,250

	2,218	-	-	-	-	-	23,470	25,688

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

9.	Disclosure for financial assets attributed to the Company (excluding amounts attributed to subsidiaries and associates) (Cont.)

December 31, 2011

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
	$ thousands
Financial assets measured at amortized cost:
Deposits and receivables*	5,011	1,946	3,533	1,579	-	-	18,640	30,709

Financial assets measured at fair value through profit or loss:
Shares	-	-	-	-	-	-	14,676	14,676

Financial assets measured at fair value through other comprehensive income:
Shares	-	-	-	-	-	-	2,560	2,560

Financial assets measured at fair value through profit or loss classified as held for sale:
Shares	3,155	-	-	-	-	-	-	3,155

	8,166	1,946	3,533	1,579	-	-	35,876	51,100

*)
Including a loan to Starling in the amount of approximately $ 18,881 as of December 31, 2011 which is presented in the Company's statement of financial position as part of Investments in subsidiaries and associates, net.

10.	Disclosure for financial liabilities attributed to the Company (excluding amounts attributed to subsidiaries and associates)

A.	Other current liabilities attributed to the Company

	December 31
	2012	2011
	$ thousand

Liabilities to employees and other payroll related expenses	404	512
Related parties (see Note 3 above)	-	226
Accrued expenses	205	328
Employees call options	293	332
Other payables	731	420

	1,633	1,821

B.	Liquidity risk attributed to the Company

For description of the risks that the Company is exposed to, which derives from the use of financial instruments, and for the policy for managing its liquidity, see Note 20 to the consolidated financial statements.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

10.	Disclosure for financial liabilities attributed to the Company (excluding amounts attributed to subsidiaries and associates) (Cont.)

Set forth below are the repayment dates of financial liabilities, according to their contractual terms in non-capitalized amounts (including interest payments):

December 31, 2012

	Less than one year	1 to 2 years	2 to 3 years	More than 3 years	Un-determined	Total

Trade payables	95	-	-	-	-	95
Other accounts payable	1,633	-	-	-	-	1,633
Related parties	-	-	-	-	76,897	76,897

	1,728	-	-	-	76,897	78,625

December 31, 2011

	Less than one year	1 to 2 years	2 to 3 years	More than 3 years	Un-determined	Total

Trade payables	102	-	-	-	-	102
Other accounts payable	1,595	-	-	-	-	1,595
Related parties	226	-	-	-	75,126	75,352

	1,923	-	-	-	75,126	77,049

11.	Linkage terms of financial assets and liabilities attributed to the Company according to groups of financial instruments pursuant to IAS 39 and IFRS 9

December 31, 2012

	USD	NIS	Non- monetary item	Total

Assets
Other investments measured at fair value	-	-	23,287	23,287
Other long term receivables	183	-	-	183
Loans and receivables	-	2,215	-	2,215

Total assets	183	2,215	23,287	25,685

Liabilities
Financial liabilities measured at amortized cost	620	77,690	-	78,310

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

11.	Linkage terms of financial assets and liabilities attributed to the Company according to groups of financial instruments pursuant to IAS 39 and IFRS 9 (Cont.)

December 31, 2011

	USD	NIS	Non- monetary item	Total

Assets
Other investments measured at fair value	-	-	17,236	17,236
Assets held for sale	-	-	3,155	3,155
Other long term receivables	5,394	-	-	5,394
Loans and receivables	23,987	1,034	-	25,021

Total assets	29,381	1,034	20,391	50,806

Liabilities
Financial liabilities measured at amortized cost	330	76,375	344	77,049

12.	Taxes on income

A.	Tax laws applicable to the Company

For information about the tax laws applicable to the Company see Note 17 to the consolidated financial statements.

B.	Tax assessments attributed to the Company

The Company received final tax assessments through 2008.

C.	Carryforward tax losses and other temporary differences attributed to the Company

As of December 31, 2012, the Company has operating carryforward tax losses and capital losses which total approximately $245 million.

Deferred tax assets relating to the aforesaid carryforward operating losses and to other temporary differences of approximately $58 million were not recognized because their utilization in the foreseeable future is not probable.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

13.	Balances and transaction with subsidiaries and associates

A.	Balances with subsidiaries and associates

Composition

	December 31,
	2012	2011

Other accounts receivable	118	920

Long-term loans	-	3,288

Other accounts payable	-	226

Capital note (see Note 5 above)	76,897	75,126

B.	Loans

The Company granted some of its subsidiaries and associates loans which are presented in the Company's statement of financial position as part of Investments in subsidiaries and associates. The Company recorded interest income in respect of these aforesaid loans in the amount of $ 134 in its statement of income for 2012, (approximately $ 784 in 2011 and $ 896 in 2010).

For more information about loans which the Company granted its subsidiaries and associates see Note 3 to the consolidated financial statements.

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of December 31, 2012

Following are the liabilities of the Company by repayment date:

The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of December 31, 2012 (1 USD = 3.733 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	597
Second year	0	0	0	0	0	597
Third year	0	0	0	14,932	0	187
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	14,932	0	1,381

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	597
Second year	0	0	0	0	0	597
Third year	0	0	0	14,932	0	187
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	14,932	0	1,381

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	3,225	0
Total	0	0	0	0	3,225	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0		0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands) 94,351

    (2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands) 178,075